Exhibit 99.2

SU GROUP HOLDINGS LIMITED
(the “Company”)

PROXY

for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”) to be held on August 1, 2025, at 10:00 a.m. Hong Kong Time (July 31, 2025, at 10:00 p.m. Eastern Time), at 7/F, The Rays, No. 71 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

The undersigned hereby acknowledges receipt of the notice of an Extraordinary Meeting dated July 9, 2025 (Hong Kong Time) (July 8, 2025 Eastern time), and appoints the chairman of the Extraordinary Meeting* or __________________________ of ____________________________________________________________________________________, with full power of substitution, to act as proxy for the undersigned and authorizes such person to represent and vote all of the ordinary shares of the Company that the undersigned is entitled to vote at the Extraordinary Meeting, and any adjournment or postponement thereof, with respect to all of the matters set forth below, and with discretionary authority as to any other matters that may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

The record date for the Extraordinary Meeting has been set as Friday, June 27, 2025, Hong Kong Time (the “Record Date”). This proxy card must be signed by the person registered in the register of members of the Company at the close of business on June 27, 2025 (Hong Kong Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

PROPOSAL 1 — SHARE CONSOLIDATION

IT IS HEREBY RESOLVED, as an ordinary resolution, that with effect from August 25, 2025 at 12:01 a.m. Eastern Time:

(a)     every ten issued and unissued shares of HK$0.01 each in the share capital of the Company be consolidated into one share of par value of HK$0.10 so that the authorized share capital of the Company shall be changed from HK$7,500,000 divided into 750,000,000 shares of a nominal or par value of HK$0.01 each to an authorized share capital of HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (“Share Consolidation”); and

(b)    each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to issue consolidated shares so that each shareholder will be entitled to receive one consolidated share in lieu of the fractional share that would have resulted from the Share Consolidation, cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects.

For ☐	Against ☐	Abstain ☐

PROPOSAL 2 — SHARE CAPITAL INCREASE

IT IS HEREBY RESOLVED, as an ordinary resolution, that, subject to the Share Consolidation taking effect, the authorized share capital be increased from HK$7,500,000 divided into 75,000,000 shares of a nominal or par value of HK$0.10 each (the “Consolidated Shares”) to an authorized share capital of HK$75,000,000 divided into 750,000,000 Consolidated Shares (“Share Capital Increase”).

For ☐	Against ☐	Abstain ☐

PROPOSAL 3 — SHARE CAPITAL ALTERATION

IT IS HEREBY RESOLVED, as a special resolution, that subject to the Share Consolidation and Share Capital Increase taking effect:

the share capital of the Company be amended by:

(i)     re-designating the authorized share capital of the Company from HK$75,000,000 comprising 750,000,000 Consolidated Shares, into (a) 749,098,320 Class A ordinary shares, par value HK$0.10 each (the “Class A Ordinary Shares”) and 901,680 Class B ordinary shares, par value HK$0.10 each (the “Class B Ordinary Shares”), in each case, with the rights, privileges and restrictions as set out in the M&A Amendments (as defined in sub-paragraph (iii) below) (the “Authorised Share Capital Change”);

(ii)    re-designating the issued and outstanding shares held by the shareholders of the Company as follows:

(a)     842,280 Consolidated Shares held by Exceptional Engineering Limited be re-designated as 842,280 Class B Ordinary Shares and 59,400 Consolidated Shares held by DC & Partners Incorporation Limited be re-designated 59,400 Class B Ordinary Shares; and

(b)    each Consolidated Share which was registered in the name of a shareholder (excluding the Consolidated Shares re-designated as Class B Ordinary Shares pursuant to the foregoing paragraph (a)) be re-designated as a Class A Ordinary Share registered in the name of the relevant shareholder (the “Issued Share Capital Change”, together with the Authorised Share Capital Change are referred to as the “Re-designation of Share Capital”); and

(iii)   amending the Memorandum of Association and Articles of Association of the Company in the manner as set out in Exhibit attached to the Notice of Extraordinary General Meeting (the “M&A Amendments”, together with the Re-designation of Share Capital are referred to as the “Share Capital Alteration”).

For ☐	Against ☐	Abstain ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposal described above and in the discretion of the proxy on any other matters that properly comes before the Extraordinary Meeting.

Your vote matters — here’s how to vote!

NOTICE:    Pursuant to the Company’s Articles of Association, this proxy card, along with any power of attorney or other authority (if required by the Board), or a certified copy thereof, must be delivered to Transhare Corporation by the following means not less than forty-eight (48) hours before the Extraordinary Meeting. For the Extraordinary Meeting scheduled for August 1, 2025, at 10:00 a.m. (Hong Kong Time), the proxy card must be received by 10:00 a.m. Hong Kong Time on July 30, 2025.

•        TO VOTE ONLINE:    www.Transhare.com

click on Vote Your Proxy

Enter Your Control Number:

•        TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

•        TO VOTE BY MAIL:    Please sign, date, and mail to

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

•        TO VOTE BY FAX:    Please fax this proxy card to 1.727. 269.5616

•        To vote in person at the EXTRAORDINARY meeting:    You can attend the Extraordinary Meeting and vote in person. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your ordinary shares indicating that you were the beneficial owner of the Company’s ordinary shares on the Record Date for voting at the Extraordinary Meeting.

IMPORTANT:    Please date this Proxy and sign exactly as your name or names appear hereon. If ordinary shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles. If held by a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Dated:
Shareholder Name:
Signature of Shareholder:
Signature of Joint Shareholder: